Eiger Subsidiary Launches National Sales Campaign and Announces New President

Toronto – April 13, 2004 – Eiger Technology, Inc. (“Eiger”) (TSX: AXA; OTCBB: ETIFF) announces that its majority-owned company, Newlook Industries Corp. (“Newlook”) (TSXV: NLI) has launched the first phase of a national sales and marketing campaign for its Call Zone VoIP-based service. Created by the firm of Cartier & Edell, the campaign rolled out in the Greater Toronto Area last week with “Tic Talk”, a two-week teaser that will be followed by a six-week brand sell campaign “Stop Counting Minutes”. The campaign features heavy outdoor exposure on billboards, platform posters, subway, GO train advertising and restaubar posters. Radio promotions and Internet advertising are included in the mix. Public Relations activities will also be a significant component.

The Toronto campaign is the first phase of a national roll-out for the Call Zone service, which is now available in Ontario, Quebec, Alberta and coming soon to British Columbia. The campaign is anticipated to significantly raise brand awareness amongst Canadian consumers and businesses to aggressively increase the subscription base from the tens of thousands of users registered since the service’s launch in November 2003.

Additionally, Neal Romanchych has joined Newlook as President. In his new role, Mr. Romanchych will be responsible for managing company operations, as well as spearheading expansion and acquisition strategies. Mr. Romanchych is a 15-year veteran of the telecommunications industry, holding various management roles including executive positions at Primus Canada and Call-Net Enterprises/Sprint Canada.

"I would like to welcome Neal and look forward to working together with him to continue to aggressively develop Newlook," said Eiger CEO, Gerry Racicot, “We will soon be promoting Call Zone in Quebec followed by an even bigger push in the Fall. We are committed to building our subscriber base rapidly and owning a sizeable chunk of the long distance market by offering Canadians a service of the highest quality for a tremendous value.”

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the TSX. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com

Laird Greenshields

Morin Public Relations

Telephone: (514) 289-8688

laird@morin-relationspubliques.com